Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

June 20, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 18, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

VictoryShares WestEnd Global Equity ETF

VictoryShares WestEnd Economic Cycle Bond ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,